

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038



26 May 2003

File No 82 4482
Rule 12 (g) 3-2 (b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Attention : Mr Elliot Staffin

Dear Sir

ACQUISITION BY METOREX OF ETC BUSINESS – 22 MAY 2003

Enclosed are copies of the above announcements which were published by the Johannesburg Stock Exchange New Services (SENS) on the dates shown.

Yours sincerely
For and on behalf of
Avgold Limited



S E Sather
Company Secretary

ES/re
C:\Documents and Settings\rosael\My Documents\AVGOLD\Letters\Letter - Securities and Exchange Commission - Cautionary announcement 26 May 2003 - .doc

Avgold - Acquisition By Metorex Of Avgolds Etc Business

Release Date: 22/05/2003 15:53:54 Code(s): AVG

Avgold - Acquisition by Metorex of Avgold"s ETC Business
Avgold Limited
(Registration number 1990/007025/06)
(Incorporated in the Republic of South Africa)
(Share code: AVG)
(ISIN code: ZAE000012175)
("Avgold")
Acquisition by Metorex of Avgold"s ETC Business
Avgold shareholders are referred to the announcement by Metorex Limited ("Metorex") advising that the ordinary resolution required to authorise the acquisition by Metorex of Avgold"s ETC Business was approved by the requisite majority at the general meeting of Metorex shareholders held on Wednesday, 21 May 2003.
This completes the last of the conditions precedent required for the sale transaction. The effective date of the sale will be 15 June 2003.
Johannesburg
22 May 2003
Issued by:
Sponsor to Avgold
Deutsche Securities (SA) (Proprietary) Limited
Date: 22/05/2003 03:53:56 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department